LEAD INVESTOR

Erick Jensen

I am so excited to see a product like this come on to the housing market. Too long have we "always done it this way" but wonder why we run out of resources, or have issues with our homes that cause us to get sick. Plus the fact that is is fire proof/resistant just adds to its value. I encourage people to watch the videos and see what this is all about. Imagine one product taking the place of 4 for a home envelope and is carbon net negative! This product WILL change the construction housing industry! If sustainability is something your interested in or want to see building efficiency you'd better jump on board because this company is gong to take off. I have a feeling that this is just the tip of the iceberg for Sativa Building Systems.

Invested $15,000 this round & $15,000 previously